ECRID INC.	1320 S Federal Hwy, Suite 215 Stuart, FL 34994

June 23, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Heather Clark

Melissa Gilmore

Geoff Kruczek

Perry Hindin

Re:      Ecrid, Inc.

Registration Statement on Form S-1

Filed April 7, 2021

File No. 333-255100

Dear Sir or Madam:

Ecrid, Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Cleveland Gary, President of the Company, dated April 30, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1

General

1. Please revise to clarify the transaction or transactions you are attempting to register on this Form S-1. For example, Exhibit 5.1 and your disclosure on the prospectus cover page and pages 8 and 19 indicate that only the company is offering shares of common stock. Elsewhere, such as on page 34, you indicate that at least your controlling shareholder is offering shares for resale.

Initially, our Registration Statement was for an offering only by the Company, not the controlling shareholder. However, we have added certain selling shareholders to the Amendment, not including the controlling shareholder.

2. Please tell us whether you intend to register a class of your securities under Section 12 of the Exchange Act. If you do not, disclose the risks related to the suspension of the reporting obligation under Section 15 of the Exchange Act and the inapplicability of the Sections 13, 14 and 16 under the Exchange Act.

We intend to file a Form 8A12-G following the effectiveness of the Registration Statement.

Prospectus Summary, page 6

3. Please update the date in the paragraph preceding this heading. Please also correct the registration statement file number on page 37.

We have updated the applicable paragraph and included the correct file number.

Unavailability of Rule 144 for Resale, page 7

4. Please revise to state clearly that investors who purchase shares in this offering will be subject to the restrictions on resale you discuss. Also revise your risk factors, as appropriate.

We have clarified that investors who purchase shares in this offering will be subject to restriction on resale and have revised the risk factor in the Amendment.

Financial Summary, page 9

5. Please revise to include data from the most recent financial statement date. In this regard, we note that your December 31, 2020 financial statements reflect the most recent date available in the filing. Your data throughout the filing should be similarly revised (i.e. Dilution, MD&A Results of Operations, Liquidity, etc.)

We have added additional information related to the quarter ended December 31, 2020, along with the December 31, 2020 data which was previously included the Results of Operations.

Restrictions on the Reliance,, page 14

6. We note the last sentence of this risk factor. The limitations you discuss in the preceding disclosure do not apply only with respect to securities acquired in a business combination. Instead, they apply regardless of how those securities were acquired. Please revise accordingly. Also, your reference here to "business combination," disclosure on page 14 about blank check companies "like us," and reference to Rule 419 on page 15 indicate that this offering is subject to the requirements of Rule 419 of Regulation C. Please provide us your analysis as to the applicability of that rule to your offering.

We have removed all references to a business combination and blank check companies, as there was no business combination and we are not a blank check company, in that we have actual operations and business plan.

Dilution, page 21

7. Please update the information in this section. We note the reference to March 31, 2020 in the second paragraph. We also note the number of shares outstanding, as disclosed in the second paragraph, appears to be less than the number disclosed elsewhere in this document.

We have updated this Section to reflect the current issued and outstanding, including those held by the Selling Shareholders.

Directors, Executive Officers, Promoters and Control Persons, page 32

8. Please disclose Mr. Gary's business experience during the past five years. Your current disclosure appears to include such disclosure only until 2007.

We have added Mr. Gary’s business experience during the last five years.

December 31, 2020 Financial Statements

Condensed Statements of Stockholders' Equity, page F-17

9. Please correct the heading of "For the Three Months Ended September 30, 2019" and "Balance at December 31, 2020" to reflect the correct period of the three months ended December 31, 2019.

We have corrected the financial statement headers.

Exhibits

10. Please clarify where Exhibits 3.1, 3.2 and 99.1 are filed or whether you intend to file those exhibits with an amendment to this registration statement.

Exhibit 3.1, 3.2 and 99.1 are included in the Amendment.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Cleveland Gary
Cleveland Gary